NO ACT

1-30-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001084

February 3, 2009

Robert C. Azarow
Sonnenschein Nath & Rosenthal LLP
Two World Financial Center
New York, NY 10281-1008

Received SEC
FEB 03 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-3-09

Re: Hudson City Bancorp, Inc.

Dear Mr. Azarow:

This is in regard to your letter dated January 30, 2009 concerning the shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund for inclusion in Hudson City Bancorp's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Hudson City Bancorp therefore withdraws its December 31, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Raymond A. Be
Special Counsel

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington, DC 20001

S nnenschein
SONNENSCHEIN NATH & ROSENTHAL LLP

Two World Financial Center
New York, NY 10281-1008
212.768.6700
212.768.6800 fax
www.sonnenschein.com

Robert C. Azarow
212.768.5371
razarow@sonnenschein.com

January 12, 2009

Via Edgar and FedEx

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Hudson City Bancorp, Inc.
Commission File No. 0-26001
Omission of Shareholder Proposal - Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of Hudson City Bancorp, Inc., a Delaware corporation (the "Company"), regarding our letter, dated December 31, 2008, requesting confirmation that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended, the Company omits the Proposal (as defined below) from its 2009 proxy materials (the "No-Action Request"). The No-Action Request was submitted in response to a proposal the Company received from Douglas J. McCarron on behalf of the United Brotherhood of Carpenters Pension Fund (the "Proponent") for inclusion in the Company's proxy materials for its 2009 annual meeting (the "Proposal").

We have received a copy of a letter sent by the Proponent to the Company, dated January 8, 2009, a copy of which is attached hereto as Exhibit A, withdrawing the Proposal. Accordingly, we respectfully withdraw the No-Action Request from consideration by the Commission.

* * *

If you have any questions or need any additional information with regard to the attached or the foregoing, please contact the undersigned at (212) 768-5371 or Sabrina Minchella at (212) 768-6891.

Please indicate your receipt of this letter and the attachment by signing the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self addressed envelope.

Very truly yours,

Robert C. Azarow

Attachment

cc: Ms. Veronica A. Olszewski, Hudson City Bancorp, Inc.
Mr. Edward J. Durkin, United Brotherhood of Carpenters Pension Fund

Exhibit A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA NEXT DAY MAIL]

January 8, 2009

Ms. Veronica Olszewski
Senior Vice President, Treasurer
and Corporate Secretary
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, New Jersey 07652

Dear Ms. Olszewski:

On behalf of the New England Carpenters Pension Fund ("Fund"), I hereby withdrawal the majority vote shareholder proposal submitted by the Fund on November 4, 2008 to Hudson City Bancorp, Inc. ("Company"). The Fund's withdrawal is based on the action taken by the Company's Board to adopt amendments to Articles II and IV of the Company's Amended and Restated Bylaws to provide for majority voting in uncontested director elections. The Board is to be commended for this action that advances the interests of the Company and its shareholders.

Sincerely,

Edward J. Durkin

cc. Mark Erlich, Fund Chairman
Robert Azarow

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202)

Sonnenschein
SONNENSCHEIN NATH & ROSENTHAL LLP

Two World Financial Center
New York, NY 10281-1008
212.768.6700
212.768.6800 fax
www.sonnenschein.com

Robert C. Azarow
212.768.5371
razarow@sonnenschein.com

January 30, 2009

Via Edgar and FedEx

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Hudson City Bancorp, Inc.
Commission File No. 0-26001
Omission of Shareholder Proposal - Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of Hudson City Bancorp, Inc., a Delaware corporation (the "Company"), regarding our letter, dated December 31, 2008, requesting confirmation that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended, the Company omits the Proposal (as defined below) from its 2009 proxy materials (the "No-Action Request"). The No-Action Request was submitted in response to a proposal the Company received from Douglas J. McCarron on behalf of the United Brotherhood of Carpenters Pension Fund (the "Proponent") for inclusion in the Company's proxy materials for its 2009 annual meeting (the "Proposal").

By letter, dated January 21, 2009, from Mr. Edward J. Durkin, a copy of which is attached hereto as Exhibit A, the Proponent withdrew the Proposal. Accordingly, we respectfully withdraw the No-Action Request from consideration by the Commission. Please note that we previously requested that the No-Action Request be withdrawn by letter, dated January 12, 2009, based on a letter from Mr. Durkin, which did not properly identify the Proponent as the party he was representing.

* * *

If you have any questions or need any additional information with regard to the attached or the foregoing, please contact the undersigned at (212) 768-5371 or Sabrina Minchella at (212) 768-6891.

Please indicate your receipt of this letter and the attachment by signing the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self addressed envelope.

Very truly yours,

Robert C. Azarow

Attachment

cc: Ms. Veronica A. Olszewski, Hudson City Bancorp, Inc.
Mr. Edward J. Durkin, United Brotherhood of Carpenters Pension Fund

Exhibit A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 201-261-1995]

January 21, 2009

Ms. Veronica Olszewski
Senior Vice President, Treasurer
and Corporate Secretary
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, New Jersey 07652

Dear Ms. Olszewski:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby withdrawal the majority vote shareholder proposal submitted by the Fund on November 4, 2008 to Hudson City Bancorp, Inc. ("Company"). The Fund's withdrawal is based on the action taken by the Company's Board to adopt amendments to Articles II and IV of the Company's Amended and Restated Bylaws to provide for majority voting in uncontested director elections. The Board is to be commended for this action that advances the interests of the Company and its shareholders.

Sincerely,

Edward J. Durkin

cc: Douglas J. McCarron, Fund Chairman
Robert Azarow

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Thacher Proffitt

Thacher Proffitt & Wood LLP
Two World Financial Center
New York, NY 10281
(212) 912-7400

Fax: (212) 912-7751
www.tpw.com

Direct Dial: (212) 912-7435
ebright@tpw.com
Admitted in NY

Via Edgar and By Hand

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Hudson City Bancorp, Inc.
Commission File No. 0-26001
Omission of Shareholder Proposal - Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of Hudson City Bancorp, Inc., a Delaware corporation (the "Company"). On November 6, 2008, the Company received a letter, dated November 4, 2008, forwarded by Douglas J. McCarron on behalf of the United Brotherhood of Carpenters Pension Fund (the "Proponent"), submitting a proposal for inclusion in the Company's proxy materials for its 2009 annual meeting (the "Proposal"). The Proponent states that it is the beneficial owner of 8,549 shares of the Company's common stock, which had a value on November 4, 2008 of $161,319.63.[1] The Proposal requests that the Company's Board of Directors (the "Board") "initiate the appropriate process to amend the Company's corporate governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats."

As set forth in more detail below, because the Proposal has been substantially implemented, the Company proposes to exclude the Proposal from its 2009 proxy materials under Rule 14a-8(i)(10). We hereby request confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8(i)(10), the Company omits the Proposal from its 2009 proxy materials.

Pursuant to Rule 14a-8(j), the Company files herewith six copies of the Proposal. Further enclosed pursuant to Rule 14a-8(j) are six copies of this letter, which, to the extent that the reasons for the omission of the Proposal discussed herein are based on matters of law, is our supporting opinion as the Company's counsel. By copy of this letter and accompanying material, the Proponent is being notified, pursuant to Rule 14a-8(j), of the Company's intention to omit the Proposal from its 2009 proxy materials.

[1] The Company's market capitalization as of December 30, 2008 was approximately $7.95 billion.

1. **<u>The Proposal Has Been Substantially Implemented — Rule 14a-8(i)(10).</u>**

Rule 14a-8(i)(10) permits omission of a proposal if the company "has already substantially implemented the proposal." As noted in *Exchange Act Release No. 34-20091* (August 16, 1983), only substantial implementation is necessary, and it is not necessary that a shareholder proposal be fully effected to permit a company to exclude a shareholder proposal under Rule 14a-8(i)(10). The Staff has concurred in the omission of shareholder proposals substantially implemented after the receipt of the proposal. *See e.g., Pacific Enterprises* (January 12, 1998). Furthermore, the exclusion under Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See Exchange Act Release No. 34-12598* (July 7, 1976). The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Consequently, a shareholder proposal does not have to be implemented exactly as proposed, and it merely needs to be "substantially implemented." The Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). *See, e.g., Sun MicroSystems, Inc.* (Sept. 5, 2008) (proposal substantially implemented because board of directors expected to approve proposed amendments to company's certificate of incorporation); *ConAgra Foods, Inc.* (June 20, 2005) (proposal substantially implemented because company published a Corporate Responsibility Report updated at least annually); *EMC Corp.* (February 14, 2005) (proposal substantially implemented because of the company's intention to comply with Financial Accounting Standards and Board Statement No. 123); *The Talbots, Inc.* (April 5, 2002) (proposal substantially implemented because the company established a compliance program and code of conduct for suppliers); *The Gap, Inc.* (March 16, 2001) (proposal substantially implemented through establishment of internal monitoring programs); *Kmart Corp.* (February 23, 2000) (proposal substantially implemented because of the company's adoption, publication and distribution to its entire supplier base of its workplace code of conduct).

The recommendation to the Board to initiate the appropriate process to amend the Company's corporate governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections is now moot.

The Board considered the Proposal and, effective December 24, 2008, the Board adopted amendments to Articles II and IV of the Company's Amended and Restated Bylaws (the "Bylaws") to provide for majority voting in uncontested elections of directors. Under the Bylaws, as amended, an incumbent director who does not receive the required majority vote must promptly tender his or her resignation. The Board committee responsible for recommending nominees for appointment or election to the Board, which is currently the Nominating and Governance Committee, will consider the resignation and make a recommendation to the Board as to whether the resignation should be accepted. Previously, the Bylaws required that directors be elected by a plurality of the votes cast. The amendments to the Bylaws became effective immediately upon adoption by the Board. Six copies of the Current

Report on Form 8-K filed on December 29, 2008 in connection with the amendments to the Bylaws are enclosed. The text of the Bylaw amendments was filed as Exhibit 3.1 to such Current Report on Form 8-K.

Based on the foregoing, it is the Company's position that the Proponent's recommendation has been substantially implemented and is therefore moot. In the event that the Company must include the Proposal in its 2009 proxy materials, and the shareholders approve the Proposal, the end result would be to repeat the steps already taken by the Board as described above. Accordingly, the Company believes that the Proposal may be properly omitted pursuant to Rule 14a-8(i)(10).

2. <u>Request to Proponent to Withdraw the Proposal</u>.

Although the holiday schedule has prevented us from doing so yet, we, on behalf of the Company, intend to inform the Proponent of the amendments to the Bylaws adopted by the Board and request that the Proposal be withdrawn. We will immediately notify the Staff if the Proponent does withdraw the Proposal.

3. <u>Action Requested</u>.

The Company believes that the Proposal may properly be omitted from its 2009 proxy materials pursuant to Rule 14a-8(i)(10) for the reasons set forth above. We hereby request confirmation that the Staff will not recommend enforcement action if the Company so omits the Proposal in reliance on such provision. If the Staff disagrees with the Company's conclusion that the Proposal may be so omitted from its 2009 proxy materials, we request the opportunity to confer with the Staff prior to the issuance of its position. In addition, we would be pleased to provide the Staff with such further information regarding the matters that are the subject of the Proposal as the Staff may request.

* * *

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (212) 912-7435 or Sabrina Minchella at (212) 912-7652.

Please indicate your receipt of this letter and the enclosures by signing the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self addressed envelope.

Very truly yours,

W. Edward Bright/DEK

W. Edward Bright

Enclosures

cc: Ms. Veronica A. Olszewski, Hudson City Bancorp, Inc.
Mr. Edward J. Durkin, United Brotherhood of Carpenters Pension Fund

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

November 4, 2008

Ms. Veronica Olszewski
Senior Vice President, Treasurer
and Corporate Secretary
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, New Jersey 07652

Dear Ms. Olszewski:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Hudson City Bancorp, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote standard in director elections, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 8,549 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Hudson City Bancorp, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's corporate governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: In order to provide shareholders a meaningful role in director elections, the Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. The Company presently uses a plurality vote standard in all director elections. Under the plurality standard, a board nominee can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard, a strong majority of the nation's leading companies, including Intel, General Electric, Motorola, Hewlett Packard, Morgan Stanley, Home Depot, Gannett, Marathon Oil, and Pfizer, have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of this proposal submission, our Company and its board had not taken either action.

We believe that a post election director resignation policy without a majority vote standard in company governance documents is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then take action to develop a post election procedure to address the status of directors that fail to win election. A majority vote standard combined with a post election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post election role in determining the continued status of an unelected director. We urge the Board to take this important step of establishing a majority vote standard in the Company's governance documents.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 24, 2008

HUDSON CITY BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**0-26001**	**22-3640393**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

80 West Century Road
Paramus, New Jersey 07652
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(201) 967-1900**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Effective December 24, 2008, the Board of Directors (the "Board") of Hudson City Bancorp, Inc. (the "Company") adopted amendments to Articles II and IV of the Company's Amended and Restated Bylaws (the "Bylaws") to provide for majority voting in uncontested elections of directors. Under the Bylaws, as amended, an incumbent director who does not receive the required majority vote must promptly tender his or her resignation. The Board committee responsible for recommending nominees for appointment or election to the Board, which is currently the Nominating and Governance Committee, will consider the resignation and make a recommendation to the Board as to whether the resignation should be accepted. Previously, the Bylaws required that directors be elected by a plurality of the votes cast. The amendments to the Bylaws became effective immediately upon adoption by the Board.

The text of the Bylaw amendment is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated into this Item 5.03 by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

3.1 Amendments to the Amended and Restated Bylaws of Hudson City Bancorp, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUDSON CITY BANCORP, INC.

By: /s/ James C. Kranz
James C. Kranz
Executive Vice President and Chief Financial Officer

Dated: December 29, 2008

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
Exhibit 3.1	Amendments to the Amended and Restated Bylaws of Hudson City Bancorp, Inc..

EX-3.1 2 y73568exv3w1.htm EX-3.1: AMENDMENTS TO THE AMENDED AND RESTATED BYLAWS

Exhibit 3.1

Amendments to the Amended and Restated Bylaws of Hudson City Bancorp, Inc., amended and restated as of July 24, 2007

The Amended and Restated Bylaws of Hudson City Bancorp, Inc. ("Bylaws") are to be amended as follows:

(1) The following shall be added to the Bylaws as a new Article II, Section 10:

Section 10. Majority Voting for Directors. The vote required for election of a director by the shareholders shall, except in a contested election, be the affirmative vote of a majority of the votes cast in the election of a nominee at a meeting of shareholders. For purposes of this Section 10, a "majority of the votes cast" shall mean that the number of votes cast "for" a director's election exceeds the number of votes cast "against" that director's election, with "abstentions" and "broker nonvotes" (or other shares of stock of the Corporation similarly not entitled to vote on such election) not counted as votes cast either "for" or "against" that director's election.

In a contested election, directors shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares present in person or by proxy at the meeting and entitled to vote in the election. An election shall be considered contested if there are more nominees for election than positions on the board of directors to be filled by election at the meeting.

(2) Sections 10 through 14 of Article II of the Bylaws shall be renumbered as Sections 11 through 15.

(3) Article IV, Section 11 shall be amended and restated in its entirety as follows:

Section 11. Resignation; Mandatory Offer of Resignation. Any director may resign at any time by sending a written notice of such resignation to the principal office of the Corporation addressed to the Secretary. Unless otherwise specified therein, such resignation shall take effect upon receipt thereof.

Any incumbent director who fails to receive the vote required to be elected in an uncontested election shall promptly tender his or her resignation following the certification of the vote. The Nominating and Governance Committee shall consider such resignation and shall recommend to the Board the action to be taken. Any director whose resignation is under consideration shall not participate in the Nominating and Governance Committee recommendation or the Board decision regarding whether to accept the resignation. The Board shall take action within 90 days following certification of the vote. The Board will promptly disclose its decision, and the reasons therefore, in a Form 8-K furnished to the Securities and Exchange Commission.

END